Exhibit 99.3

Cardiome Reports First Quarter Results

VANCOUVER, British Columbia, May 11, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today reported financial results for the first quarter ended March 31, 2012. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results

We recorded a net loss of $7.0 million ($0.11 per common share) for the three months ended March 31, 2012 (Q1-2012), compared to a net loss of $7.1 million ($0.12 per common share) for the three months ended March 31, 2011 (Q1-2011). The net losses for Q1-2012 and Q1-2011 were largely due to expenditures incurred on clinical development efforts and pre-clinical research projects. The net loss for Q1-2012 includes employee termination charges of $0.8 million related to our workforce reduction. This amount represents employee severance and outplacement support costs expensed in Q1-2012.

Total revenue for Q1-2012 and Q1-2011 was $0.4 million.

Research and development expenditures were $3.5 million for Q1-2012 compared to $3.8 million for Q1-2011. General and administration expenditures for Q1-2012 were $2.7 million compared to $3.2 million for Q1-2011. Interest expense for Q1-2012 was $1.1 million compared to $0.5 million for Q1-2011.

Stock-based compensation, a non-cash item included in operating expenses for Q1-2012 was $0.1 million as compared to $0.6 million for Q1-2011.

Liquidity and Outstanding Share Capital

At March 31, 2012, the Company had cash and cash equivalents of $65.5 million. As of May 10, 2012, the Company had 61,129,091 common shares issued and outstanding and 4,554,290 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.08 per share.

Conference Call

Cardiome will hold a teleconference and webcast on Friday, May 11, 2012 at 4:15pm Eastern (1:15pm Pacific). To access the conference call, please dial 877-670-9780 and reference conference 81055576. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 10, 2012. Please dial 855-859-2056 or 404-537-3406 and enter code 81055576 to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe," "may," "plan," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com